Mail Stop 4720

October 7, 2009

Christopher Oddleifson
President and Chief Executive Officer
Independent Bank Corp.
288 Union Street
Rockland, MA 02370

Re: Independent Bank Corp.
         Form 10-K
         Filed March 10, 2009, and amended August 11, 2009
         File No. 001-09047

Dear Mr. Oddleifson:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Financial Services Group